THIS FORM IS ONLY USED FOR "TESTING THE WATERS" PURSUANT TO 17 CFR § 227.206 - SOLICITATIONS OF INTEREST AND OTHER COMMUNICATIONS THROUGH FORM C-AR AS AN ANNUAL REPORT FOR DISCLOSURE PURPOSES.

UNDER 8 227.206 SOLICITATIONS OF INTEREST AND OTHER COMMUNICATIONS STATED CONDITIONS ARE THAT NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED; NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM; A PERSON'S INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

Name of issuer:	James Maritime Holdings, Inc.
Legal status of issuer	
Form:	Corporation
Jurisdiction of Incorporation/Organization:	Nevada
Date of organization:	March 18, 1992
Physical address of issuer:	9160 SOUTH 300 WEST, SUITE 101 SANDY UT 84070
Website of issuer:	usselite.com
Proposed Intermediary*	PicMii Crowdfunding LLC
CIK Number of Intermediary:	0001817013
SEC File Number of Intermediary:	007-00246
CRD Number of Intermediary:	310171
Amount of compensation to be paid to the intermediary	To be determined.
Any other financial interest in the issuer held by the intermediary	None
Oversubscriptions Accepted:	No
Deadline to reach the Target Offering Amount:	One year from the start date of offering.
Current Number of Employees:	168
Signature:	/s/Kip Eardley/s/
Title:	Principal Executive Officer, President and Director

* Negotiation is ongoing with the Proposed Intermediary for post test the waters and subject to change.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Puerto Rico, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American

Samoa, and Northern Mariana Islands.

	December 31, 2023	December 31, 2022
Total Assets:	$3,410,189	$5,774,808
Cash & Cash Equivalents:	$45,551	$455,454
Accounts Receivable:	$720,112	$722,367
Short-term Debt:	$3,266,810	$2,922,782
Long-term Debt:	$3,733,310	$3,592,115
Revenues/Sales:	$8,820,348	$4,063,122
Cost of Goods Sold:	$6,053,710	$3,213,604
Taxes Paid:	$0.00	$0.00
Net Income:	($2,461,851)	$204,894

GENERAL INFORMATION

This Form is only used for "Testing the Waters" pursuant to 17 CFR § 227.206 - Solicitations of interest and other communications through Form C-AR as an annual report for disclosure purposes.

THIS FORM CIS PROVIDED FOR THE CONVENIENCE OF THE ISSUER WHO HAS AGREED TO TEST THE WATERS AND OFFER REGULATION CROWDFUNDING OFFERINGS UNDER § 227.206 SOLICITATIONS OF INTEREST AND OTHER COMMUNICATIONS STATED CONDITIONS. THIS FORM C REQUIRES EACH ISSUER AND THEIR ATTORNEY TO THOROUGHLY COMPLETE, REVIEW AND FORM CHECK ITS CONTENTS BEFORE SUBMITTING IT TO THE SEC. UNTIL FILED WITH THE SEC, THE CONTENTS OF THIS FORM C AND ITS EXISTENCE ARE STRICTLY CONFIDENTIAL AND MAY NOT BE SHARED OR DISCUSSED WITH ANYONE EXCEPT FOR THE ISSUER'S AUTHORIZED AGENTS AND REPRESENTATIVES.

THE TERMS STATED IN THIS FORM ARE SUBJECT TO CHANGE DURING THE "TEST THE WATERS" CAMPAIGN. ANY AND ALL TERMS, INCLUDING BUT NOT LIMITED TO OFFERING TERMS, INVESTMENT CONDITIONS, AND RELATED DISCLOSURES, MAY BE ALTERED OR AMENDED AT THE DISCRETION OF THE ISSUER WITHOUT PRIOR NOTICE. THIS FLEXIBILITY IS INHERENT TO THE NATURE OF A "TEST THE WATERS" CAMPAIGN AND IS DESIGNED TO ACCOMMODATE ADJUSTMENTS BASED ON FEEDBACK, MARKET CONDITIONS, REGULATORY REQUIREMENTS, OR OTHER FACTORS DEEMED RELEVANT BY THE ISSUER. PARTICIPANTS IN THE CAMPAIGN SHOULD BE AWARE OF THE POTENTIAL FOR CHANGES AND UNDERSTAND THAT SUCH ALTERATIONS DO NOT IMPLY ANY OBLIGATION ON THE PART OF THE ISSUER TQ ADHERE TO PREVIOUSLY STATED TERMS. IT IS RECOMMENDED THAT INDIVIDUALS CONSIDERING PARTICIPATION CAREFULLY REVIEW ALL UPDATES AND MODIFICATIONS TO ENSURE INFORMED DECISION-MAKING.

ANY REFERENCE TO ACTUAL SALES OF SECURITIES OR ACCEPTANCE OF FUNDS IS FOR REFERENCE

AND INFORMATIONAL PURPOSES AND MUST BE ALIGNED WITH § 227.206 OF THE RELEVANT REGULATIONS GOVERNING SOLICITATION OF INTEREST AND OTHER COMMUNICATIONS.

Legends

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount has not been determined. A good faith estimate will be less than $10,000 set-up fees and less than 10% in a combination of stock and / or equity of money raised.

Type of security offered, price or method for determining price, target number of securities to be offered and target offering amount are being determined by this test the water process.

§ 227.206 Solicitations of interest and other communications.

(a) Solicitation of interest. At any time before the filing of an offering statement, an issuer may communicate orally or in writing to determine whether there is any interest in a contemplated securities offering. Such communications are deemed to be an offer of a security for sale for purposes of the antifraud provisions of the Federal securities laws. No solicitation or acceptance of money or other consideration, nor of any commitment, binding or otherwise, from any person is permitted until the offering statement is filed.

(b) Conditions. The communications must:

(1) State that no money or other consideration is being solicited, and if sent in response, will not be accepted;

(2) State that no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; and

(3) State that a person's indication of interest involves no obligation or commitment of any kind.

(c) Indications of interest. Any written communication under this section may include a means by which a person may indicate to the issuer that such person is interested in a potential offering. This issuer may require the name, address, telephone number, and/or email address in any response form included pursuant to this paragraph (c).

Annual Report §227.201 Disclosure Requirements

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (§ 227.100 *et seq.*), must file the Form no later than 120 days after the issuer's fiscal year end covered by the report and include the information required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of **§227.201.**

DIRECTORS and OFFICERS

(a)   The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the issuer; Disclosed on the cover page.

(b) The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including:

(1) Each person's principal occupation and employment, including whether any officer is employed by another employer; and

(2) The name and principal business of any corporation or other organization in which such occupation and employment took place.

Directors (and any persons occupying a similar status or performing a similar function) of the issuer:

Officers (and any persons occupying a similar status or performing a similar function) of the issuer:

Names of All Officers, Directors	All positions and offices held with the issuer	Principal occupation and employment	Date of Service with issuer
Kip Eardley	President Director	Mr. Eardley is the CEO and president of Capital Advisors, LLC, which has specialized in corporate finance and restructuring and as a business development consultant since 1989. He has more than 30 years of experience implementing his management and business development skills to facilitate business growth internally and through acquisitions as an owner, principle, or advisor of more than 75 private and publicly traded companies. Capital Advisors has had a primary focus of assisting companies with business development and corporate finance for private and public corporations. Since 2011 Mr. Eardley has directed his interests and efforts into the corporate security, real estate development and the energy spaces. Mr. Eardley currently serves as the Principal Executive Officer, President and Director of James Maritime Holdings, Inc..	September 18, 2014
Brett Bertolami	Director	Mr. Bertolami has a degree in Economics and Psychology from UNC Charlotte and has used his education to benefit his career which has been primarily in the automotive industry and investing. Brett served in all aspects of the new and used automotive industry, from mechanic to manager of retail and fleet sales, as well as general manager and owner of a successful Ford dealership in Charlotte. For the past 10 years Mr. Bertolami has served as an advisor to, and director of, various private and public corporations and funded and managed the construction of residential projects. Brett is also an active investor in the stock market and emerging growth companies. Mr. Bertolami currently serves as a Director of James Maritime Holdings, Inc.	July 1, 2021
Dean Polizzotto	Director	Mr. Polizzotto is the Director of international procurement J.P. Instruments for facilities in California, Hong Kong and Shanghai, leading a team of 16 employees to organize and source manufacturers for electronic hardware, injection molded parts, and machined aircraft parts, and act as the liaison between manufacturers overseas in China, Taiwan, Hong Kong, Korea and Singapore, and J.P. Instruments. Mr. Polizzotto has a broad familiarity with a majority of avionics systems for both commercial and light aircraft and is familiar with the operation of GPS based navigation instrumentation, as well as military drone propulsion systems, aircraft fuel flow meters and engine data and	July 1, 2021

		temperature analyzers. Dean Polizzotto currently serves as a Director of James Maritime Holdings, Inc.	
Raymond Sheets	CFO	Mr. Sheets has a Bachelor of Science in Business Administration majoring in accounting with a minor in finance, marketing and economics. He then obtained his CPA certification while working for a small accounting firm specializing in government audits and small business and individual taxes. While working he attended night school at Cleveland Marshal College of Law where he obtained a Law Degree. While attending Law School Raymond opened his own accounting firm specializing in small business taxes and consulting which is still operating today. While in Law School Raymond became a serial entrepreneur leading to multiple business ownership. Raymond purchased or co-founded multiple business maintaining hands on management in multiple ventures with more than 500 individuals. Mr. Sheets currently serves as the Principal Financial Officer, CFO, Secretary, Treasurer of James Maritime Holdings, Inc.	July 1, 2021

*List any persons occupying a similar status or performing a similar function

(c) The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power:

Name of Holder	Number and Class of Securities Now held.	% Voting Power Prior to Offering on a fully diluted basis.
PaDang PaDang, Ltd	400,000 common	4.44%
PaDang PaDang, Ltd	400,000 Series A Preferred	100%

BUSINESS AND ANTICIPATED BUSINESS PLAN

(d) A description of the business of the issuer and the anticipated business plan of the issuer;

James Maritime Holdings, Inc. is a holding company that operates its business through its two subsidiaries. United Security Specialists, Inc. employs guards that provide corporate security services to municipalities and private businesses in and around the Santa Clara, CA area. Gladiator Solutions, Inc. is a supplier of lightweight body armor technology designed for law enforcement and civilian use.

(e) The current number of employees of the issuer;

168

RISK FACTORS

(f) A discussion of the material factors that make an investment in the issuer speculative or risky;

UNDER § 227.206 SOLICITATIONS OF INTEREST AND OTHER COMMUNICATIONS STATED CONDITIONS ARE THAT NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED; NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM; AND A PERSON'S INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

Total Voting Control: The CEO's complete voting control presents a risk of concentrated decision-making power, potentially leading to conflicts of interest or decisions that do not align with the best interests of other shareholders. This lack of checks and balances could limit accountability and transparency within the company, potentially affecting investor confidence and corporate governance standards. Investors should consider the implications of the CEO's dominant voting position on their ability to influence company direction and decision-making processes.

Management will have broad discretion as to the use of proceeds. The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

Capitalization Risks: The company's undercapitalization poses a significant risk as it may not have sufficient funds to support its operations, including the expenses associated with the test the waters offering.

Business Plan Execution: The company's past inability to execute its business plan raises concerns about its ability to generate revenue and achieve profitability, which could impact investor confidence during the test the waters offering. A lack of successful execution of the business plan may indicate underlying issues with the company's products or services, casting doubt on their market viability and potential for investor returns.

Competitive Landscape: Inadequate capital and execution capabilities could hinder the company's ability to compete effectively in its industry, potentially leading to loss of market share and revenue.

Cash Flow Constraints: Undercapitalization may result in cash flow constraints, limiting the company's ability to meet its financial obligations, including those associated with the test the waters offering process. Insufficient capital and execution capabilities may exacerbate operational challenges, such as production delays, supply chain disruptions, or inability to scale operations, impacting the company's long-term sustainability.

Creditworthiness: A company with limited capital and a track record of underperformance may face challenges in obtaining credit or favorable financing terms, further restricting its financial flexibility and growth prospects.

Risks to purchasers associated with corporate actions including:

Additional issuances of securities: Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

Issuer repurchases of securities: The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer: As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

Transactions with related parties: The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

Risks related to the Company's business.

Our business is subject to numerous risks, which are more fully described in the section entitled "Risk Factor" beginning on page 14 of this document. We may be unable, for many reasons, including those that are beyond our control, to implement our business strategy.

Risks to purchasers of the securities relating to minority ownership in the issuer:

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited. While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

Risks to purchasers of the securities relating to minority ownership in the issuer:

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

If we make mistakes or have unforeseen things happen to us, our suppliers, partners, vendors, etc, or the world, we can make little or no profit and can be driven out of business.


THE BOTTOM LINE:

Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

<u>Please only invest what you can afford to lose.</u>


THE OFFERING

The purpose of this offering and the use of proceeds will be provided once the test the waters has been concluded and in accordance to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)). Did the issuer make use of any written communication or broadcast script f or testing the waters either (i) under the authorization of Rul e 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rul e 206? If so, provide copies of the materials used.

UNDER § 227.206 SOLICITATIONS OF INTEREST AND OTHER COMMUNICATIONS STATED CONDITIONS ARE THAT NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED; NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM; AND A PERSON'S INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

NOTE: Once Investor funds are accepted they may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

(m) A DESCRIPTION OF THE OWNERSHIP AND CAPITAL STRUCTURE OF THE ISSUER, INCLUDING:

(1) The terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer:

Exact title and class of securities outstanding:	Common and Preferred Series A
CUSIP:	47033Q104
Par or stated value of common:	$0.001
Par or stated value of Series A Preferred:	$0.001
Total shares authorized:	100,000,00
Authorized Common:	90,000,000
Authorized Preferred:	10,000,000
Total common shares outstanding:	8,566,429
Total Preferred shares outstanding:	400,000
Number of shares in the Public Float:	111,212
Total number of shareholders of record:	136

At this stage of the test the waters offering, it's important to note that no decision has been made regarding the terms of the securities being offered or any other class of security of the issuer. As such, specific details pertaining to the number of securities being offered, whether they possess voting rights, any potential limitations on such rights, modifications to their terms, and comparisons with other classes of securities are yet to be finalized. The ongoing process of evaluating various factors and considerations will inform the ultimate structure and characteristics of the securities being offered. Therefore, any discussions or inquiries regarding the terms and distinctions between securities classes are premature until a final decision has been reached.

Lease Payable

The Company leases its headquarters office. Leases with an initial term of 12 months or less or are immaterial are not included on the balance sheets. During the year ended December 31, 2020, the Company entered into an office lease for its administrative operations. This lease is for a 48.5-month term, expiring on July 31, 2024, with an initial monthly payment of $8,819. Straight-line rent per month was calculated at $9,522. During the year ended December 31, 2023, the Company entered into an additional operating lease that expires in January 2028, with a month rental payment of $9,208.

The components of lease expense included on the Company's consolidated statements of operations were as follows:

	As of December 31, 2023
Weighted average remaining lease term (in years)	2.85
Weighted average discount rate	7.56%

Amounts relating to operating leases were presented on the consolidated balance sheets as of December 31, 2023 in the following line items:

	December 31, 2023
Operating Leases	
ROU lease assets	$ 346,986
Lease liabilities, short-term	81,805
Lease liabilities, long-term	288,413

Future minimum lease payments required under operating leases on an undiscounted cash flow basis as of December 31, 2023 is as follows:

Fiscal Year	Operating Lease Payments
2024	$ 141,532
2025	103,661
2026	107,020
2027	110,228
2028	9,208
Total minimum lease payments	471,649
Less: imputed interest	(101,431)
Present value of future minimum lease payments	**370,218**
Less: current lease liabilities	(81,805)
Operating lease liabilities, non-current	$ 288,413

Accounts Payable and Accrued Expenses

The accounts payable and accrued expenses balance consists of the following as of December 31, 2023 and 2022:

	2023	2022
Accounts payable	$ 820,208	$ 723,886
Credit card liability	50,040	156,115
Accrued interest	564,213	26,809
Taxes payable	20,755	14,420
	$ 1,455,216	$ 921,230

Notes Payable, current and non-current

The following table summarizes the outstanding notes payable amount owed by the Company as of December 31, 2023 and 2022:

		2023	2022
Kapitus	(a)	$ 122,973	$ 122,973
Henry Sierra	(b)	148,946	168,276
Padilla	(d)	58,256	
Clearview	(e)	316,363	
IOU	(c)	-	142,600
Total notes payable outstanding		$ 646,538	$ 433,849
Notes payable, current portion		536,251	323,562
Notes payable, excluding current		110,287	110,287

(a) On November 4, 2020 Gladiator received $69,800 from their supplier, Kapitus Servicing Inc. Gladiator agreed to pay back the note in weekly installments of $1,419, which includes interest, for a total term of 15 months from commencement. The interest paid over the maturity period totals $22,336 (45.6% per annum). For the year ended December 31, 2022 and for the period December 13, 2021 through December 31, 2021, Gladiator paid $155 and $240 in interest expense related to this note, respectively. The note has been fully paid off.

On August 20, 2021, Gladiator received $25,500 from their supplier, Kapitus Servicing Inc. Gladiator agreed to pay back the note in weekly installments of $519, which includes interest, for a total term of 15 months from commencement. The interest paid over the maturity period totals $8,205 (46.5% per annum). For the year ended December 31, 2022 and for the period December 13, 2021 through December 31, 2021, Gladiator paid $4,514 and $541 in interest expense related to this note, respectively. The note has been fully paid off.

On September 15, 2022, Gladiator received additional funding of $150,000 from their supplier, Kapitus Servicing Inc. The Company agreed to pay back the note in weekly installments of $3,003, which includes interest, for a total term of 15 months from commencement. The interest paid over the maturity period totals $45,000 (24% per annum). For the year ended December 31, 2022, Gladiator paid $18,018 in interest expense related to this note. The Company accrued interest payable of $29,514 on this note as of and for the year ended December 31, 2023. As of the date these consolidated financial statements are filed, the loan is in default.

(b) On September 23, 2021, Mr. Sierra resigned from his position of employment with USS. As a result, USS agreed to repurchase 100 shares of common stock held by Mr. Sierra and in exchange, issued a promissory note with a repurchase amount of $637,500. The repurchase amount was reduced by $405,545 as a result of distributions to Mr. Sierra from the Company. The remaining value of $231,955 is to be repaid through the promissory note. This note bears no interest and monthly installment payments are payable over 4 years beginning November 15, 2021. The promissory note was discounted at 6% prior to acquisition, however, was recognized at fair value upon the acquisition of USS by James Maritime, for an adjusted fair value of $182,773. As of December 31, 2023 and 2022, the note had an outstanding principal of $148,946 and $168,276, respectively.

(c) On May 31, 2022, USS entered into a promissory note agreement with IOU Central Inc. for $336,000, which matures on November 29, 2023. The Company agreed to pay back the note in weekly installments of $5,690 and a final payment of $2,831, which includes interest, as well as incudes $1,038 attributable to the weekly loan guarantee fee. An origination fee of $36,000 and a loan guarantee fee of $81,000 are included in the principal was charged and discounted against the note over the term. As of December 31, 2022, the note had an outstanding principal balance of $211,246 and a debt discount of $68,646. The note was satisfied in full during the year ended December 31, 2023.

(d) On October 6, 2023, USS entered into a promissory note agreement with Ashley Padilla for $100,000, which matures on April 5, 2024. An origination and guarantee fee of $30,000 are included in the principal which was charged and discounted against the note over the term. As of December 31, 2023, the note had an outstanding balance of $58,256.

(e) On August 4, 2023, USS entered into a promissory note agreement with Clearview Funding Solutions for $400,000, which matured in February 2024. An origination and finance fee of $180,000 are included in the principal and discounted against the note over the term. As of December 31, 2023, the note had an outstanding balance of $318,363.

Loans, current and non-current

The following table summarizes the outstanding loans amount owed by the Company as of December 31, 2023 and 2022:

		2023	2022
Quattro Capital	(a)	$ 250,000	$ 237,500
Merchant cash advances	(b)	36,000	206,680
Vehicle loans	(c)	76,309	117,971
Newtek	(d)	398,533	395,973
SBA Loan	(e)	67,800	67,800
Westwood settlement	(f)	-	50,000
Total loans outstanding		**$ 828,642**	**$ 1,075,924**
Loans, current portion		760,842	585,831
Loans, excluding current		67,800	490,093

(a) On December 9, 2022, Gladiator entered into a collateralized loan of the Company's inventory with Quattro Capital LLC, a third-party lender. The Company received $250,000, maturing 60 days after the effective date, or February 9, 2023. The Company is responsible for paying additional fees related to the escrow agent and brokers in the amounts of $6,000 and $6,500, which is included in the loan balance as a debt discount. The interest will accrue at a non-compounding rate of 25% of the total loan value upon maturity (or $62,500). Penalty interest of $1,200 will accrue daily after the maturity date until the full value of the loan is paid. As of the date these consolidated financial statements are filed, the loan is in default, and the Company has included interest (including penalty interest) of $452,500.

(b) On September 16, 2022, Gladiator entered into a collateralized loan of the Company's future receipts of receivables with Pinnacle Business Funding LLC ("PBF"). The Company received net amount of $145,500 (net of $$4,500 paid for ACH fees) in exchange for $202,500 receivables purchased by PBF. The Company agreed to pay $6,328 per week as funds are made available to be sent to PBF until paid off in its entirety. As of December 31, 2023 and 2022, $36,000 and $77,368 remains outstanding, respectively (2022 - $107,578 principal netted against $30,210 of a debt discount).

(b) On November 18, 2021, USS entered into a collateralized loan of the Company's future receipts of receivables with GHI Funding, LLC ("GHI"). The Company received a net amount of $180,000 (net of $20,000 paid for ACH fees) in exchange for $300,000 receivables purchased by GHI. The Company agreed to pay $2,600 every day for which funds are available to be sent to GHI until paid off in its entirety. As of December 31, 2022, $103,312 remains outstanding. This loan was satisfied in full during the year ended December 31, 2023.

On December 28, 2021, USS entered into a collateralized loan of the Company's future receipts of receivables with Adar Funding, LLC ("AF"). The Company received a net amount $180,000 (net of $20,000 paid for ACH fees) in exchange for $300,000 receivables purchased by AF. The Company agreed to pay $5,000 every day for which funds are available to be sent to AF until paid off in its entirety. As of December 31, 2022, $26,000 remains outstanding. This loan was satisfied in full during the year ended December 31, 2023.

(c) Upon acquisition of USS at September 23, 2022, the Company assumed the liabilities for eleven vehicle loans from USS which together had an outstanding total amount of $140,300. During the period beginning September 23, 2022 and ended December 31, 2022, the Company made principal repayments of $47,268 for its vehicle loans. At December 31, 2023 and 2022, the total amount outstanding is $76,309 and $117,971, respectively, with 9 vehicle loans currently outstanding. The Company currently has loans for vehicles with interest rates between 0% and 12.6%, per annum. Monthly payments range from $98 to $695, with an aggregate monthly payment of $4,923. All loans have a term between 1 and 6 years.

(d) On December 30, 2020, USS entered into a $466,000 loan agreement ("NewTek loan") with an outside lender, NewTek Small Business Finance, LLC. The U.S. Small Business Administration ("SBA") agreed to guarantee up to 75% of the NewTek loan principal in exchange for a guaranty fee of $10,485. Under the terms of the NewTek loan, the interest rate is the prime rate, plus 2.75% and may be adjusted every change period (every quarter). The interest rate is originally stated at 6%. Monthly installment payments, which include interest, began on February 2, 2021. As of December 31, 2023 and 2022, the principal balance was $398,533 and $395,973, respectively, and accrued interest payable as of December 31, 2023 and 2022 of $68,058 and $47,517, respectively.

(e) On March 3, 2021, the Company received a loan from the U.S. Small Business Administration ("SBA") in the amount of $67,900 with an interest rate of 3.75% per annum. The loan is due and payable thirty (30) years from the date of the note. Interest accrued as of years ended December 31, 2023 and 2022 is $7,204 and $4,661, respectively.

(f) On July 9, 2021, USS sold $685,000 of their receivables in a purchase agreement with an outside lender, Westwood Funding Solutions, LLC ("Westwood"). The purchase price of the receivables totaled $685,000, with the Company receiving net proceeds of $500,000 after applicable fees were deducted. The Westwood Funding agreement was guaranteed by the USS CEO. On December 27, 2022, Westwood entered into a settlement agreement with USS for an amount of $125,000. On December 28, 2022 $75,000 was paid towards this balance. The remaining $50,000 as of December 31, 2022 is owed in monthly installments of $10,000 until paid off. This loan was satisfied in full during the year ended December 31, 2023.

Convertible Notes

On February 8, 2021, Gladiator entered into a note agreement with Pink Holdings LLC. The Company received $10,000 at a 6% interest rate per annum, maturing on February 7, 2022. All principal and interest are due upon maturity. The issuer of the note has the option to convert any part, or all of the outstanding interest or principal amount owed into fully paid and non-assessable shares of common stock of the Company at a stock price at the lower of 10% of the lowest trading price during the 5-trading day period ending on the conversion date per share. As of the year ended December 31, 2023 and 2022, the Company accrued $1,105 and $505, respectively, in interest related to this note. Due to the variable nature of the conversion feature, this note was determined to contain a derivative liability. It was valued using the Black-Scholes pricing model with the following inputs: 18,508 shares, stock price of $6.00, exercise price of $0.60, 0.1 year term, and volatility of 40.88%.

On February 26, 2021, Gladiator entered into a note agreement with Pink Holdings LLC. The Company received $25,000 at a 6% interest rate per annum, maturing on February 25, 2022. All principal and interest are due upon maturity. The issuer of the note has the option to convert any portion, or all of the outstanding interest or principal amount owed into fully paid and non-assessable shares of common stock of the Company at a stock price at the lower of 10% of the lowest trading day period ending on the conversion date per share. As of the year ended December 31, 2023 and 2022, the Company accrued $2,765 and $1,265, respectively, in interest related to this note. Due to the variable nature of the conversion feature, this note was determined to contain a derivative liability. It was valued using the Black-Scholes pricing model with the following inputs: 46,275 shares, stock price of $6.00, exercise price of $0.60, 0.1 year term, and volatility of 40.88%.

As of December 31, 2023, these notes have not been converted and are overdue.

Preferred Stock

a. Authorized and voting rights

The Company is authorized to issue 2,000,000 shares of its series A preferred stock, each with a par value of $0.001. Each share of the series A preferred stock has the equivalent voting power of (30) thirty shares of the Company's common stock. The series A preferred stock does not have any liquidation or dividend rights or preferences. On July 20, 2021 the Company converted 1,600,000 preferred shares held by a related party, in exchange for 750,000 shares of the Company's common stock (the "July conversion"). The series A preferred stock does not have any native convertible rights, preferences, or other conversion terms, and the Company had not previously signed an agreement setting conversion terms for the July conversion. Therefore, the July conversion met the requirements under ASC 260 to be considered a preferred stock extinguishment for the purposes of calculating the company's earnings per share available to common shareholders. There were no transactions during the years ended December 31, 2023 and 2022.

Warrants

The following table summarizes the Company's warrant activity:

	Number of Warrants	Weighted Average Exercise Price	
Outstanding, January 1, 2022	1,000,000	$	3.50
Granted	-		-
Exercised	-		-
Expired/Cancelled	-		-
Outstanding, December 31, 2022	1,000,000	$	3.50
Granted	-		-
Exercised	-		-
Expired/Cancelled	-		-
Outstanding, December 31, 2023	1,000,000	$	3.50
Exercisable, December 31, 2023	1,000,000	$	3.50
Exercisable, December 31, 2022	1,000,000	$	3.50

Stockholders' Equity

Common Stock

a. Authorized

The Company is authorized to issue 90,000,000 shares of common stock, each with a par value of $0.001.

b. Transactions during 2023

On December 23, 2022, the Company received $50,000 as consideration for 50,000 common shares to an officer. These shares were not issued until after year-end, resulting in a liability rather than equity transaction as of the year ended December 31, 2022. During the year ended December 31, 2023, these shares were issued and included in shareholders' equity.

On April 20, 2023, the Company issued 10,000 shares of common stock for professional services received, resulting in recognition of $63,150 in the share-based compensation expense account.

c. Transactions during 2022

On February 28, 2022, the Company issued 50,000 shares of common stock at a price of $1 per share to an officer. The Company received $50,000 on consideration for the shares issued.

On May 12, 2022, the Company issued 100,000 shares of common stock at a price of $1 per share. The Company received a total of $100,000 from two separate investors as consideration for the shares issued.

On September 23, 2022, The Company issued 1,000,000 shares of common stock at a price of $1 per share as part of a stock-exchange agreement, resulting in the acquisition of United Security Specialists, Inc. (see Note 4 – USS Stock Exchange Agreement). 940,000 of those shares were issued to an officer of USS.

On October 11, 2022, the Company issued 100,000 units as part of a share purchase agreement. Each unit includes 1 common restricted share and a warrant to purchase 10 additional restricted shares for a purchase price equal to $3.50 per share.

On October 14, 2022, the Company issued 100,000 shares of common stock at a price of $1 per share to an officer. The Company received $100,000 in consideration of the shares issued.

On October 14, 2022, the Company issued 300,000 shares of common stock for consulting services received, resulting in recognition of $300,000 in the consulting expenses account.

(2) A description of how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered;

> As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

(3) The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

> See item (c) above.

(4) How the securities being offered are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions;

> At this juncture of the test the waters offering, the valuation of the securities being offered is still under consideration, and no definitive method has been established. Various valuation methodologies are being explored to determine the appropriate pricing of the securities. These may include but are not limited to, market comparable analysis, discounted cash flow models, precedent transactions, and assessments of future revenue potential. However, it's important to acknowledge that the valuation process is dynamic and subject to change, particularly during subsequent corporate actions or events that may impact the company's financial position or prospects. As such, the issuer will continue to assess and refine its valuation methods to ensure that the pricing of the securities accurately reflects their intrinsic value and market conditions at the time of offering.

(5) The risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties; and

> Potential purchasers of the securities should be aware of the risks associated with minority ownership in the issuer, particularly regarding their limited influence over corporate decisions and strategic direction. Minority shareholders may face challenges in having their voices heard in matters such as significant corporate actions or changes in management. Additionally, there are inherent risks associated with various corporate actions, including additional issuances of securities, issuer repurchases of securities, sale of the

issuer or its assets, and transactions with related parties. These actions could dilute existing ownership interests, alter control dynamics, or lead to conflicts of interest between different shareholder groups. It's crucial for investors to carefully evaluate these risks and consider their implications on their investment decision-making process.

(6) A description of the restrictions on transfer of the securities, as set forth in § 227.501;

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C.77d-1) and this part may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or 3who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred: (1) to the issuer; (2) to an accredited investor; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust control l ed by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

(p) A description of the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms;

Please see section (m)(1) above.
(q) A description of exempt offerings conducted within the past three years;

Please see section (m)(1) above.
(r) A description of any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest:

Please see section (m)(1) above.

(1) Any director or officer of the issuer;
Please see section (m)(1) above.

(2) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

Please see section (m)(1) above.

(3) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
   Please see section (m)(1) above.

(4) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

   Please see section (m)(1) above.

(s) A discussion of the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations;

Instruction 1 to paragraph (s). The discussion must cover each period for which financial statements of the issuer are provided. An issuer also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the issuer subsequent to the period for which financial statements are provided.

Instruction 2 to paragraph (s). For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Issuers should take into account the proceeds of the offering and any other known or pending sources of capital. Issuers also should discuss how the proceeds from the offering will affect the issuer's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. In addition, issuers should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders.

Instruction 3 to paragraph (s). References to the issuer in this paragraph and its instructions refer to the issuer and its predecessors, if any.

SEE FINANCIALS BELOW

(t) For offerings that, together with all other amounts sold under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) within the preceding 12-month period, have, in the aggregate, the following target offering amounts:

(1) $124,000 or less, the amount of total income, taxable income and total tax, or the equivalent line items, as reported on the federal income tax returns filed by the issuer for the most recently completed year (if any), which shall be certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns, and financial statements of the issuer, which shall be certified by the principal executive officer of the issuer to be true and complete in all material respects. If financial statements of the issuer are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the information reported on the federal income tax returns or the certifications of the principal executive officer;

(2) More than $124,000, but not more than $618,000, financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements; and

(3) More than $618,000, financial statements of the issuer audited by a public accountant that is independent of the issuer; provided, however, that for issuers that have not previously sold securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), offerings that have a target offering amount of more than $618,000, but not more than $1,235,000, financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements.

Instruction 1 to paragraph (t). To determine the financial statements required under this paragraph (t), an issuer must aggregate amounts sold in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) within the preceding 12-month period and the offering amount in the offering for which disclosure is being provided. If the issuer will accept proceeds in excess of the target offering amount, the issuer must include the maximum offering amount that the issuer will accept in the calculation to determine the financial statements required under this paragraph (t).

Instruction 2 to paragraph (t). An issuer may voluntarily meet the requirements of this paragraph (t) for a higher aggregate target offering amount.

Instruction 3 to paragraph (t). The financial statements must be prepared in accordance with U.S. generally accepted accounting principles and include balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements. If the financial statements are not audited, they must be labeled as "unaudited." The financial statements must cover the two most recently completed fiscal years or the period(s) since inception, if shorter.

Instruction 4 to paragraph (t). For an offering conducted in the first 120 days of a fiscal year, the financial statements provided may be for the two fiscal years prior to the issuer's most recently completed fiscal year; however, financial statements for the two most recently completed fiscal years must be provided if they are otherwise available. If more than 120 days have passed since the end of the issuer's most recently completed fiscal year, the financial statements provided must be for the issuer's two most recently completed fiscal years. If the 120th day falls on a Saturday, Sunday, or holiday, the next business day shall be considered the 120th day for purposes of determining the age of the financial statements.

Instruction 5 to paragraph (t). An issuer may elect to delay complying with any new or revised financial accounting standard that applies to companies that are not issuers (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7201(a)) until the date that such companies are required to comply with such new or revised accounting standard. Issuers electing this accommodation must disclose it at the time the issuer files its offering statement and apply the election to all standards. Issuers electing not to use this accommodation must forgo this accommodation for all financial accounting standards and may not elect to rely on this accommodation in any future filings.

Instruction 6 to paragraph (t). An issuer required to provide information from a tax return under paragraph (t)(1) of this section before filing a tax return with the U.S. Internal Revenue Service for the most recently completed fiscal year may provide information from its tax return for the prior year (if any), provided that the issuer provides information from the tax return for the most recently completed fiscal year when it is filed with the U.S. Internal Revenue Service (if the tax return is filed during the offering period). An issuer that requested an extension from the U.S. Internal Revenue Service would not be required to provide information from the tax return until the date the return is filed, if filed during the offering period. If an issuer has not yet filed a tax return and is not required to file a tax return before the end of the offering period, then the tax return information does not need to be provided.

Instruction 7 to paragraph (t). An issuer providing financial statements that are not audited or reviewed and tax information as specified under paragraph (t)(1) of this section must have its principal executive officer provide the following certification:

I, [identify the certifying individual], certify that:

(1) the financial statements of James Maritime Holdings Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of James Maritime Holdings Inc. included in this Form reflects accurately the information reported on the tax return for James Maritime Holdings Inc.

Instruction 8 to paragraph (t). Financial statement reviews shall be conducted in accordance with the Statements on Standards for Accounting and Review Services issued by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. A signed review report must accompany the reviewed financial statements, and an issuer must notify the public accountant of the issuer's intended use of the review report in the offering. An issuer will not be in compliance with the requirement to provide reviewed financial statements if the review report includes modifications.

Instruction 9 to paragraph (t). Financial statement audits shall be conducted in accordance with either auditing standards issued by the American Institute of Certified Public Accountants (referred to as U.S. Generally Accepted Auditing Standards) or the standards of the Public Company Accounting Oversight Board. A signed audit report must accompany audited financial statements, and an issuer must notify the public accountant of the issuer's intended use of the audit report in the offering. An issuer will not be in compliance with the requirement to provide audited financial statements if the audit report includes a qualified opinion, an adverse opinion, or a disclaimer of opinion.

Instruction 10 to paragraph (t). To qualify as a public accountant that is independent of the issuer for purposes of this part, the accountant must satisfy the independence standards of either:

(i) 17 CFR 210.2–01 of this chapter, or

(ii) The American Institute of Certified Public Accountants. The public accountant that audits or reviews the financial statements provided by an issuer must be:

(A) Duly registered and in good standing as a certified public accountant under the laws of the place of his or her residence or principal office; or

(B) In good standing and entitled to practice as a public accountant under the laws of his or her place of residence or principal office.

Instruction 11 to paragraph (t). Except as set forth in § 227.100(c), references to the issuer in this paragraph (t) and its instructions (2) through (10) refer to the issuer and its predecessors, if any.

SEE FINANCIALS BELOW

(x) **The issuer or any of its predecessors HAS NOT previously failed to comply with the ongoing reporting requirements of § 227.202;**

NONE

(y) Any material information necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading;

NONE

UNDER § 227.206 SOLICITATIONS OF INTEREST AND OTHER COMMUNICATIONS STATED CONDITIONS ARE THAT NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED; NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM; AND A PERSON'S INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

JAMES MARITIME HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS YEARS
ENDED DECEMBER 31, 2023 AND 2022

TABLE OF CONTENTS

Financial Statements

The following financial statements were prepared in accordance with:

☒ U.S. GAAP

Issuer Certification

Principal Executive Officer:
The issuer shall include certifications by the chief executive officer and chief financial officer of the issuer (or any other persons with different titles but having the same responsibilities) in each Quarterly Report or Annual Report.

The certifications shall follow the format below:

I, Kip Eardley certify that:

1. I have reviewed this December 31, 2022 Fiscal Year Report of James Maritime Holdings, Inc.;

2. Based on my knowledge, this disclosure statement does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this disclosure statement; and

3. Based on my knowledge, the financial statements, and other financial information included or incorporated by reference in this disclosure statement, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this disclosure statement.

July 31, 2023
/Kip Eardley/
President

Principal Financial Officer:

I, Raymond Sheets certify that:

1. I have reviewed this December 31, 2022 Fiscal Year Report of James Maritime Holdings, Inc.;

2. Based on my knowledge, this disclosure statement does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this disclosure statement; and

3. Based on my knowledge, the financial statements, and other financial information included or incorporated by reference in this disclosure statement, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this disclosure statement.

July 31, 2023

/Raymand Sheets/

CFO

JAMES MARITIME HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS
OF DECEMBER 31, 2023 AND 2022

	December 31, 2023	December 31, 2022
ASSETS		
Cash		
	$ 45,551	$ 455,454
Accounts receivables	720,112	722,367
Prepaid expenses and other current assets	42,724	70,487
Total current assets	**808,387**	**1,248,308**
Due from related parties	7,400	7,379
Intangible assets	2,088,274	4,150,280
Property and equipment, net	159,142	200,502
Right-of-use asset	346,986	168,339
Total assets	$ **3,410,189**	$ **5,774,808**
LIABILITIES		
Accounts payable and accrued expenses	$ 1,455,216	$ 921,230
Accrued payroll expenses	214,691	161,360
Due to related parties	7,960	-
Deferred revenue	-	400,000
Common stock to-be-issued	-	50,000
Notes payable, current portion	536,251	323,562
Convertible debenture, current portion	35,000	35,000
Loans payable, current portion	760,842	585,831
Embedded conversion feature	175,045	331,399
Operating lease liability, current	81,805	114,400
Total current liabilities	**3,266,810**	**2,922,782**
Notes payable, net of current portion	110,287	110,287
Loans payable, net of current portion	67,800	490,093
Operating lease liability	288,413	68,953
Total liabilities	**3,733,310**	**3,592,115**
SHAREHOLDERS' EQUITY (DEFICIT)		
Preferred Stock – Series A, 2,000,000 authorized shares, $0.001 par value; 400,000 shares issued and outstanding, as of December 31, 2023 (400,000 as of December 31, 2022)	400	400
Common Stock, 90,000,000 shares authorized, $0.001 par value; 9,064,129 shares issued and outstanding as of December 31, 2022 (9,004,129 as of December 31, 2022)	9,064	9,004
Additional paid-in capital	13,769,537	13,656,447
Accumulated deficit	(13,915,927)	(11,454,076)
Equity (deficit) attributable to shareholders of James Maritime Holdings, Inc.	**(136,926)**	**2,211,775**
Non-controlling interest	(186,196)	(29,082
Total shareholders' equity (deficit)	**(323,122)**	**2,182,693**
Total liabilities and shareholders' equity (deficit)	$ **3,410,189**	$ **5,774,808**

The accompanying notes to the consolidated financial statements are an integral part of these statements.

F-3

JAMES MARITIME HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS FOR
THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	Years ended December 31,	
	2023	2022
Net sales	$ 8,820,348	$ 4,063,122
Cost of goods sold	6,053,710	3,213,604
Gross profit	**2,766,638**	**849,518**
Operating expenses:		
Selling, general, and administrative expenses	3,542,186	3,162,780
Loss on impairment of intangible assets	911,467	-
Total operating expenses	4,453,653	3,162,780
Operating loss	**(1,687,015)**	**(2,313,262)**
Other income (expense)		
Interest income	-	118
Interest expense	(1,062,034)	(766,579)
Financial expenses	(26,607)	(158,797
Change in fair value of derivative liability	156,354	-
Gain on settlement	-	398,922
Employee retention credit	-	2,959,811
Other income (expenses)	337	(6,768)
Total other income (expense), net	(931,950)	2,426,707
Net income (loss)	$ (2,618,965)	$ 113,445
Less: net loss attributable to non-controlling interests	(157,114)	(91,449)
Net income (loss) attributable to James Maritime Holdings, Inc. and subsidiaries	$ (2,461,851)	$ 204,894
Weighted average number of common shares outstanding:		
Basic	9,046,047	7,842,865
Diluted	9,046,047	8,271,751
Net income (loss) per share:		
Basic	$ (0.27)	$ 0.03
Diluted	$ (0.27)	$ 0.02

The accompanying notes to the consolidated financial statements are an integral part of these statements.

JAMES MARITIME HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT) FOR
THE YEARS ENDED DECEMBER 31, 2023 AND 2022

| | Preferred Stock | | Common Stock | | Additional Paid-in | Accumulated | Total Equity (deficit) attributable to the | Non-controlling | Total Shareholders' |
	Shares	Amount	Shares	Amount	Capital	Deficit	Company	interest	Equity (deficit)
Balance as at January 1, 2022	400,000	$ 400	7,354,129	$ 7,354	$ 12,008,097	$ (11,658,970)	$ 356,881	$ 62,367	$ 419,248
Issuance of common stock and warrants to shareholders	-	-	350,000	350	349,650	-	350,000	-	350,000
Share-based compensation for professional and consulting services	-	-	300,000	300	299,700	-	300,000	-	300,000
Acquisition of Gladiator Solutions, Inc.	-	-	1,000,000	1,000	999,000	-	1,000,000	-	1,000,000
Net income	-	-	-	-	-	204,894	204,894	(91,449)	113,445
Balance as at December 31, 2022	400,000	$ 400	9,004,129	$ 9,004	$ 13,656,447	$ (11,454,076)	$ 2,211,775	$ (29,082)	$ 2,182,693
Issuance of common stock and warrants to shareholders	-	-	50,000	50	49,650	-	50,000	-	50,000
Share-based compensation for professional and consulting services	-	-	10,000	10	63,140	-	63,150	-	63,150
Net loss	-	-	-	-	-	(2,461,851)	(2,461,851)	(157,114)	(2,618,965)
Balance as at December 31, 2023	400,000	$ 400	9,064,129	$ 9,064	$ 13,769,537	$ (13,915,927)	$ (136,926)	$ (186,196)	$ (323,122)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

F-5

JAMES MARITIME HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR
THE YEARS ENDED DECEMBER 31, 2023 AND 2022

| | Years Ended December 31, | |
	2023	2022
Cash flows from operating activities:		
Net income (loss)	$ (2,618,965)	$ 113,445
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Loss on impairment of goodwill and intangibles	911,467	-
Non-cash interest expense	-	26,051
Depreciation and amortization	1,191,898	780,086
Accretion expense	114,506	31,694
Share-based compensation for services	63,150	300,000
Gain on settlement	-	(398,922)
Change in fair value of derivative liability	(156,354)	-
Changes in operating assets and liabilities:		
Prepaid expenses and other current assets	27,763	(60,000)
Accounts receivable	2,255	(515,834)
Due from related party	(21)	(16,043)
Accounts payable and accrued expenses	533,465	(101,934)
Accrued payroll	53,331	(11,006)
Due to/from related parties	7,960	(224,726)
Deferred revenue	(400,000)	230,000
Net cash (used in) provided by operating activities	(269,544)	178,269
Cash flows from investing activities		
Cash acquired from acquisition of USS	-	21,437
Acquisition of property and equipment	-	(11,800)
Net cash provided by investing activities	-	9,637
Cash flows from financing activities		
Proceeds from issuance of common stock	-	350,000
Proceeds from shares to-be-issued	-	50,000
Repayments of lease liabilities	(32,595)	-
Proceeds from notes	374,619	150,000
Payment of notes	(220,041)	(171,944)
Proceeds from loans	-	395,500
Payment of loans	(262,342)	(616,468)
Net cash (used in) provided by financing activities	(140,359)	157,088
Net (decrease) increase in cash	(409,903)	344,994
Cash, beginning of year	455,454	110,460
Cash, end of year	$ 45,551	$ 455,454
Supplemental disclosure of cash flow information:		
Cash paid during the year:		
Interest	$ 56,196	$ 90,113
Cash received during the year:		
Cash received from Employee Retention Tax Credit	$ -	$ 2,959,811
Substantial non-cash activities:		
Shares issued for common stock payable	$ 50,000	$ -
Lease modification	$ 178,126	$ -
Acquisition of USS through share-exchange		
	$ -	$ 1,000,000

The accompanying notes to the consolidated financial statements are an integral part of these statements.

JAMES MARITIME HOLDINGS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

1. Nature and Continuance of Operations

Business Operations Basis of Presentation

The accompanying consolidated financial statements include the accounts of James Maritime Holdings Inc. ("James Maritime") and its majority-owned subsidiary, Gladiator Solutions Inc. ("Gladiator"), and its wholly owned subsidiary United Security Specialists Inc. ("USS") (collectively as the "Company"). James Maritime Holdings, Inc. was incorporated in the State of Nevada on January 23, 2015.

Substantially all of the Company's business is conducted through its subsidiaries, Gladiator and USS. Gladiator produces revenues through the distribution of personal protective products, primarily through mail-in orders to customers or via e-commerce sales generated through their website. USS provides professional security personnel enhanced by smartphone-based security applications.

Share Exchange Agreement – United Security Specialists, Inc.

On September 23, 2022, James Maritime Holdings completed a share exchange agreement with USS.

As a result of the exchange, James Maritime became the sole shareholder of USS, holding 100% of all shares outstanding. See Note 3 for further information.

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and pursuant to the rules and regulations of the SEC. The Company has adopted a December 31 fiscal year-end for financial statement reporting purposes.

All operations activity related to James Maritimes' subsidiary, Gladiator, all operations are included within consolidated statement of operations for the years ended December 31, 2023 and 2022, respectively.

All operations activity related to James Maritimes' subsidiary, USS, for the year ended December 31, 2022, will only reflect activity from September 23, 2022 through December 31, 2022, the period for which USS was acquired and owned by James Maritime. All operations for the year ended December 31, 2023 are included within consolidated statement of operations.

All intercompany balances were eliminated in the consolidated financial statements. Non-controlling interests are classified in the accompanying consolidated balance sheets as a component of equity. The amounts of consolidated net income (loss) attributable to both the Company and the non-controlling interests are separately presented in the accompanying consolidated statement of operations.

JAMES MARITIME HOLDINGS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

Going concern

The Company's consolidated financial statements as of December 31, 2023, are prepared using U.S. GAAP, which contemplates continuation of the Company as a going concern. This contemplates the realization of assets and liquidation of liabilities in the ordinary course of business. The Company has yet to establish an ongoing source of revenue to finance its operating expenses and to continue as a going concern.

During the year ended December 31, 2023, the Company generated a net loss of $2,618,965. The accumulated deficit as of December 31, 2023 is $13,915,927 ($11,454,076 as of December 31, 2022). In order to continue as a going concern, the Company plans to receive funds through the selling of equity securities to existing and new shareholders. The Company is also evaluating potential acquisitions in the corporate security space. Additionally, the Company has created and maintained good customer relationships during 2023 for both USS and Gladiator, which the Company is relying on to potentially generate sustainable sales throughout 2024 and afterward. While management maintains they will be able to continue to generate sufficient cash flows through a combination of operations, debt, and equity raises, there is no guarantee the Company will be able to raise or generate additional funds in the short term to meet present obligations as they come due. Due to these factors, there is substantial doubt the Company may be able to continue as a going concern. The financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities.

Estimates are used for, but not limited to, the accounting for inventories, impairment of long-term assets and derivatives.

It is reasonably possible that the estimate of the effect of a condition, situation, or set of circumstances that existing at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results of could differ significantly from those estimates.

Business Combinations

The Company accounts for all business combinations using the acquisition method of accounting. Under this method, assets and liabilities, including any remaining non-controlling interests, are recognized at fair value at the date of acquisition. The excess of the purchase price over the fair value of assets acquired, net of liabilities assumed, and non- controlling interests is recognized as goodwill. Certain adjustments to the assessed fair values of assets and liabilities, or non-controlling interests made subsequent to the acquisition date, but within the measurement period, which is up to one year, are recorded as adjustments to goodwill. Any adjustments subsequent to the measurement period are recorded in income. Results of operations of the acquired entity are included in the Company's results from the date of the acquisition onward and include amortization expense arising from acquired tangible and intangible assets.

Cash

The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash and cash equivalents.

JAMES MARITIME HOLDINGS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

Concentration of Credit Risk

The Company maintains its cash accounts with financial institutions, where, at times, deposits exceed federal insurance limits of $250,000. The Company believes that no significant concentration of credit risk exists with respect to these cash balances due to its assessment of the credit worthiness and financial viability of the financial institutions.

Inventories

Inventories consist primarily of finished goods. Costs of finished goods inventories include all costs incurred to bring inventory to its current condition, which includes standard cost paid to suppliers, shipping costs, and other costs. The Company values its inventory using specific identification method of each inventory item. If the Company determines that the estimated net realizable value of its inventory is less than the carrying value of such inventory, it records a charge to cost of goods sold to reflect the lower of cost or net realizable value. If actual market conditions are less favorable than those projected by the Company, further adjustments may be required that would increase the cost of goods sold in the period in which such a determination was made.

Accounts Receivable

Accounts receivables are generally recorded at the invoiced amounts, net of an allowance for expected losses. The Company evaluates the collectability of its trade accounts receivable based on a number of factors. In circumstances where the Company becomes aware of a specific customer's inability to meet its financial obligations to the Company, a specific reserve for bad debts is estimated and recorded, which reduces the recognized receivable to the estimated amount the Company believes will ultimately be collected. In addition to specific customer identification of bad debts, bad debt charges are recorded based on the Company's historical losses and an overall assessment of past due trade accounts receivable outstanding. The allowance for accounts receivable is established through a provision reducing the carrying value of receivables. At December 31, 2023 and 2022, the Company determined that no allowance was necessary.

Leases

The Company accounts for a contract as a lease when it has the right to direct the use of the asset for a period of time while obtaining substantially all of the asset's economic benefits. The Company determines the initial classification and measurement of its right-of-use ("ROU") assets and lease liabilities at the lease commencement date and thereafter if modified. ROU assets and liabilities are represented on the balance sheet at the present value of future minimum lease payments to be made over the lease term. Leases that are insignificant or with a 12-month term or less at inception are not recorded on the consolidated balance sheet and are expensed as incurred in the consolidated statements of operations. As of December 31, 2023, the Company leased real estate and office space under non-cancelable operating lease agreements that qualified for ROU accounting treatment.

Property and equipment

The Company records depreciation when appropriate using the straight-line method over the estimated useful life of the assets. Property and equipment are stated at cost less accumulated depreciation. The estimated useful lives of the Company's property and equipment by class are as follows:

Asset classes	Useful lives (in years)
Vehicles	5
Furniture and fixtures	7

JAMES MARITIME HOLDINGS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

Management regularly reviews property, equipment, and other long-lived assets for possible impairment. This review occurs annually or more frequently if events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. Based on management's assessment, there were no indicators of impairment of the Company's property and equipment as of December 31, 2023 and 2022.

Intangible Assets

Intangible assets are recorded at their estimated fair value at the date of acquisition and are allocated to the reporting units that are expected to receive the related benefits. During the years ended December 31, 2023 and 2022 the Company determined that all intangibles were fully recognizable at their net book values and therefore no impairment was deemed necessary.

On September 23, 2022, the Company executed a share exchange agreement that resulted in the recognition of intangible assets (see Note 4 – USS Share Exchange Agreement). Management has determined that the intangible assets extrapolated from the share exchange agreement will be amortized over the useful life of 3 years.

Convertible Debt and Derivative Liabilities

The convertible debt is convertible into shares of common stock at a conversion rate of 10% of the lowest trading price during the previous five trading days. The terms of the embedded conversion feature require embedded derivative instrument treatment and classification as a separate liability. The conversion feature and certain other features are considered embedded derivative instruments, such as a conversion reset provision, a penalty provision and redemption option, which are to be recorded at their fair value as its fair value can be separated from the convertible note and its conversion is independent of the underlying note. The Company records the resulting discount on debt related to the conversion features at initial transaction and amortizes the discount using the effective interest rate method over the life of the debt instruments. The conversion liability is then marked to market each reporting period with the resulting gains or losses shown in the consolidated statement of operations.

Revenue recognition

The Company recognizes revenue when it satisfies its performance obligations by transferring control of promised products or services to its customers, which occurs either at a point in time or over time, depending on when the customer obtains the ability to direct the use of and obtain substantially all of the remaining benefits from the products or services.

The Company determines revenue recognition through the following five steps:

(1) Identify the contract with the customer,
(2) identify the performance obligations in the contract,
(3) determine the transaction price,
(4) allocate the transaction price to the performance obligations in the contract; and
(5) recognize revenue when, or as, the performance obligations are satisfied.

Net revenues from Gladiator primarily consist of sales of personal protective products, including armor, plates, helmets, shields, and accessories shipped directly to customers. All revenue transactions for Gladiator comprise a single performance obligation, which consists of the sale of products to customers either through wholesale, intermediary, or direct-to-consumer channels. The company satisfies the performance obligation and records revenues when transfer of control has passed to the customer, based on the terms of sale. In all of the Companies revenue channels, transfer of control takes place at the point of sale upon shipment to customer.

JAMES MARITIME HOLDINGS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

Net revenues from United Securities primarily consist of security services provided to large residential, industrial, construction and government clients. Contracts with customers contain no incentives or discounts that could cause revenue to be allocated or adjusted over time. The Company does offer discounts, but historically the discounts have been insignificant. The Company satisfies the performance obligation for the agreed-upon period of time and location and records revenues after completion. There are no services that would be considered fulfilled over an extended period of time and necessitate different accounting treatment.

Advertising Costs

Advertising costs are charged to selling, general, and administrative expenses. Advertising production costs are expensed the first time an advertisement related to such production costs is run. Media (television, print and radio) placement costs are expensed in the month during which the advertisement appears. Advertising expenses for the years ended December 31, 2023 and 2022, were $80,196 and $50,110, respectively.

Shipping and Handling Costs

The Company incurs freight costs associated with shipping goods to customers. These costs are recorded as a component of cost of goods sold. For the years ended December 31, 2023 and 2022, shipping and handling costs totaled $13,196 and $35,122, respectively.

Earnings (loss) per Share

Basic earnings (loss) per common share is computed by dividing net income (loss) available to common stockholders for the period by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per common share are computed by dividing net income (loss) available to common stockholders for the period by the diluted weighted average common shares outstanding during the period. Diluted earnings (loss) per share reflects the potential dilution from common shares issuable through stock options, restricted stock units and other equity awards. For the year ended December 31, 2022, the Company generated a net income, therefore calculated diluted earnings per share with the applicable equity instruments. For the year ended December 31, 2023, the Company generated net losses, therefore applying applicable equity instruments for diluted earnings (loss) per share would have had an anti-dilutive effect. Please see Note 14 for the computation of earnings (loss) per common share for the years ended December 31, 2023 and 2022.

Fair Value of Financial Instruments

The carrying amounts shown for the Company's cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, and notes and loans approximate fair value because of the short-term maturity of those instruments.

The Company groups its recurring, non-recurring and disclosure-only fair value measurements into the following levels when making fair value measurement disclosures:

Level 1 Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3 Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

F-11

JAMES MARITIME HOLDINGS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The Company and its subsidiaries use, as appropriate, a market approach (generally, data from market transactions), an income approach (generally, present value techniques and option-pricing models), and / or a cost approach (generally, replacement cost) to measure the fair value of an asset or liability. These valuation approaches incorporate inputs such as observable, independent market data and/or unobservable data that management believes are predicated on the assumptions market participants would use to price an asset or liability. These inputs may incorporate, as applicable, certain risks such as nonperformance risk, which includes credit risk.

The Company received a fair value assessment from a third-party prior to the business combination with Gladiator. See Note 3 for further details and assumptions used in the calculation.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at tax rates expected to be in effect when such assets or liabilities are realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date of a change in tax rates. Deferred income tax assets are reduced by valuation allowances when necessary. On December 31, 2023 and 2022, the Company had no material unrecognized tax benefits and no adjustments to liabilities or operations were required. The 2020 through 2023 tax years remain subject to examination by federal and most state tax authorities.

Commitments and Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings. The Company evaluates the perceived merits of any legal proceedings, or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is possible but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

Non-controlling Interests

Non-controlling interests are classified in the accompanying consolidated balance sheet as a component of equity. The amounts of consolidated net income (loss) attributable to both the Company and the non-controlling interests are separately presented in the accompanying consolidated statements of operations.

Recently Issued Accounting Standards

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13. Credit Losses (Topic 326) – Measurement of Credit Losses of Financial Statements Instruments. ASU 2016-13 requires entities to use a forward-looking approach based on current expected credit losses to estimate credit losses on certain types of financial instruments, including trade receivables, which may result in the earlier recognition of allowance for losses. ASU 2016-13 is effective beginning January 1, 2023 and early adoption is permitted. The adoption of ASU 2016-13 did not have any material impact on the Company's financial statement presentation or disclosures.

JAMES MARITIME HOLDINGS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity's Own Equity (Subtopic 815-40): Issuer's Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options ("ASU 2021-04"). ASU 2021-04 provides guidance as to how an issuer should account for a modification of the terms or conditions or an exchange of a freestanding equity- classified written call option (i.e., a warrant) that remains equity classified after modification or exchange as an exchange of the original instrument for a new instrument. An issuer should measure the effect of a modification or exchange as the difference between the fair value of the modified or exchanged warrant and the fair value of that warrant immediately before modification or exchange and then apply a recognition model that comprises four categories of transactions and the corresponding accounting treatment for each category (equity issuance, debt origination, debt modification, and modifications unrelated to equity issuance and debt origination or modification). ASU 2021-04 is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the guidance provided in ASU 2021- 04 prospectively to modifications or exchanges occurring on or after the effective date. Early adoption is permitted, including adoption in an interim period. If an entity elects to early adopt ASU 2021-04 in an interim period, the guidance should be applied as of the beginning of the fiscal year that includes that interim period. The adoption of ASU 2021-04 did not have any material impact on the Company's consolidated financial statement presentation or disclosures.

JAMES MARITIME HOLDINGS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

3. Share Exchange Agreement with United Securities Specialists, Inc. (USS)

On September 23, 2022 (the "USS Closing date"), USS entered into a share exchange agreement with the Company, in which all the outstanding shares, 100 common shares, no par value, were exchanged for 1,000,000 shares, $0.001 par value of James Maritime common stock.

The Company also included contingent considerations if USS meets or exceeds certain earnings before interest, taxes, amortization ("EBITDA") thresholds:

- $20,000,000 and 15% during any consecutive (12) month period commencing on the Closing date and ending on December 31, 2025 ("the Measurement Period"), the Company shall issue an aggregate 500,000 shares of James Maritime stock
- $30,000,000 and 15% during the measurement period, the Company shall issue an aggregate 500,000 shares of James Maritime stock
- $40,000,000 and 15% during the measurement period, the Company shall issue an aggregate 500,000 shares of James Maritime stock
- $50,000,000 and15% during the measurement period, the Company shall issue an aggregate 500,000 shares of James Maritime stock

If all criteria are met, an aggregate of 2,000,000 earnout shares will be awarded to the Company.

The Company utilized a third-party valuation specialist to calculate the intangible assets and estimate the purchase price of the agreement. The valuation utilized a share purchase price of $1.00, which constitutes a Level 2 fair value measurement.

The allocation of the purchase price in connection with the acquisition of USS was calculated as follows:

Purchase price (2)	$	1,000,000
Plus: Net liabilities assumed (3)		2,439,614
Intangibles (1)	**$**	**3,439,614**

(1) Intangibles were determined to consist of two separately identifiable intangible assets to be amortized over their useful lives of 3 years (the average time the Company has maintained customer and employee relationships). 50% of the value or $1,719,807 was attributable to Employee Expertise and 50% of the value or $1,719,807 was attributable to Customer Relationships.

(2) The purchase price was calculated by taking the recapitalization of James Maritime Holdings shares of 1,000,000 (previously 100 Company shares) at $1.00 per share, resulting in a total purchase price of $1,000,000.

JAMES MARITIME HOLDINGS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

The following tables present the allocation of the purchase consideration, which includes tangible and intangible assets acquired and liabilities assumed, based on their assessed fair values

Assets acquired:

Cash	$	21,437
Accounts receivable		206,536
Prepaid expenses		10,487
Property and equipment		199,584
Right-of-use asset		193,839
Intangible assets		99,609
Total assets acquired	$	731,492

Liabilities assumed:

Accounts payable and accrued expenses	$	704,637
Accrued payroll		172,366
Notes payable – current and non-current		1,017,771
Loan – current and non-current		1,066,012
Operating lease liability – current and non-current		210,320
Total liabilities assumed	$	3,171,106

Net assets (liabilities) acquired/assumed	$	(2,439,614)

If the share exchange agreement had occurred on January 1, 2022, the pro forma consolidated revenues at December 31, 2022 would have amounted to approximately $9,420,417 and the consolidated operating loss would have amounted to approximately $2,301,112.

4. Intangible Assets

The Company's intangible assets are as follows:

	December 31, 2023		December 31, 2022	
Customer relationships	$	2,420,014	$	2,420,014
Supplier relationships		700,207		700,207
Employee expertise		1,719,807		1,719,807
Software development costs		99,609		99,609
Less: impairment loss		(911,467)		-
Less: accumulated amortization		(1,939,896)		(789,357)
Net intangible assets	$	**2,088,274**	$	**4,150,280**

Amortization expense for the years ended December 31, 2023 and 2022 equated to $1,150,539 and $780,086, respectively and is included in selling, general, and administrative expenses in the consolidated statements of operations. During the year ended December 31, 2023, the company recognized an impairment loss of $911,467 on assets acquired as part of the business combination with Gladiator, due to the uncertainty of future operations of that entity.

JAMES MARITIME HOLDINGS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

5. Property and Equipment

The table below displays the Company's property and equipment balances as of December 31, 2023 and 2022, respectively.

	2023	2022
Furniture and fixtures	$ 16,062	$ 16,062
Vehicles	195,322	195,322
Less: accumulated amortization	(52,241)	(10,882)
Total property and equipment, net	**$ 159,142**	**$ 200,502**

Depreciation expense for the twelve months ended December 31, 2023 and 2022 equated to $41,359 and $10,882, respectively and is included in selling, general, and administrative expenses in the consolidated statements of operations.

6. Lease Payable

The Company leases its headquarters office. Leases with an initial term of 12 months or less or are immaterial are not included on the balance sheets. During the year ended December 31, 2020, the Company entered into an office lease for its administrative operations. This lease is for a 48.5-month term, expiring on July 31, 2024, with an initial monthly payment of $8,819. Straight-line rent per month was calculated at $9,522. During the year ended December 31, 2023, the Company entered into an additional operating lease that expires in January 2028, with a month rental payment of $9,208.

The components of lease expense included on the Company's consolidated statements of operations were as follows:

	As of December 31, 2023
Weighted average remaining lease term (in years)	2.85
Weighted average discount rate	7.56%

Amounts relating to operating leases were presented on the consolidated balance sheets as of December 31, 2023 in the following line items:

	December 31, 2023
Operating Leases	
ROU lease assets	$ 346,986
Lease liabilities, short-term	81,805
Lease liabilities, long-term	288,413

Future minimum lease payments required under operating leases on an undiscounted cash flow basis as of December 31, 2023 is as follows:

Fiscal Year	Operating Lease Payments
2024	$ 141,532
2025	103,661
2026	107,020
2027	110,228
2028	9,208
Total minimum lease payments	471,649
Less: imputed interest	(101,431)
Present value of future minimum lease payments	**370,218**
Less: current lease liabilities	(81,805)
Operating lease liabilities, non-current	$ 288,413

JAMES MARITIME HOLDINGS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

7. Accounts Payable and Accrued Expenses

The accounts payable and accrued expenses balance consists of the following as of December 31, 2023 and 2022:

	2023	2022
Accounts payable	$ 820,208	$ 723,886
Credit card liability	50,040	156,115
Accrued interest	564,213	26,809
Taxes payable	20,755	14,420
	$ 1,455,216	$ 921,230

8. Notes Payable, current and non-current

The following table summarizes the outstanding notes payable amount owed by the Company as of December 31, 2023 and 2022:

		2023	2022
Kapitus	(a)	$ 122,973	$ 122,973
Henry Sierra	(b)	148,946	168,276
Padilla	(d)	58,256	
Clearview	(e)	316,363	
IOU	(c)	-	142,600
Total notes payable outstanding		$ 646,538	$ 433,849
Notes payable, current portion		536,251	323,562
Notes payable, excluding current		110,287	110,287

(a)   On November 4, 2020 Gladiator received $69,800 from their supplier, Kapitus Servicing Inc. Gladiator agreed to pay back the note in weekly installments of $1,419, which includes interest, for a total term of 15 months from commencement. The interest paid over the maturity period totals $22,336 (45.6% per annum). For the year ended December 31, 2022 and for the period December 13, 2021 through December 31, 2021, Gladiator paid $155 and $240 in interest expense related to this note, respectively. The note has been fully paid off.

On August 20, 2021, Gladiator received $25,500 from their supplier, Kapitus Servicing Inc. Gladiator agreed to pay back the note in weekly installments of $519, which includes interest, for a total term of 15 months from commencement. The interest paid over the maturity period totals $8,205 (46.5% per annum). For the year ended December 31, 2022 and for the period December 13, 2021 through December 31, 2021, Gladiator paid $4,514 and $541 in interest expense related to this note, respectively. The note has been fully paid off.

On September 15, 2022, Gladiator received additional funding of $150,000 from their supplier, Kapitus Servicing Inc. The Company agreed to pay back the note in weekly installments of $3,003, which includes interest, for a total term of 15 months from commencement. The interest paid over the maturity period totals $45,000 (24% per annum). For the year ended December 31, 2022, Gladiator paid $18,018 in interest expense related to this note. The Company accrued interest payable of $29,514 on this note as of and for the year ended December 31, 2023. As of the date these consolidated financial statements are filed, the loan is in default.

JAMES MARITIME HOLDINGS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(b)   On September 23, 2021, Mr. Sierra resigned from his position of employment with USS. As a result, USS agreed to repurchase 100 shares of common stock held by Mr. Sierra and in exchange, issued a promissory note with a repurchase amount of $637,500. The repurchase amount was reduced by $405,545 as a result of distributions to Mr. Sierra from the Company. The remaining value of $231,955 is to be repaid through the promissory note. This note bears no interest and monthly installment payments are payable over 4 years beginning November 15, 2021. The promissory note was discounted at 6% prior to acquisition, however, was recognized at fair value upon the acquisition of USS by James Maritime, for an adjusted fair value of $182,773. As of December 31, 2023 and 2022, the note had an outstanding principal of $148,946 and $168,276, respectively.

(c)   On May 31, 2022, USS entered into a promissory note agreement with IOU Central Inc. for $336,000, which matures on November 29, 2023. The Company agreed to pay back the note in weekly installments of $5,690 and a final payment of $2,831, which includes interest, as well as incudes $1,038 attributable to the weekly loan guarantee fee. An origination fee of $36,000 and a loan guarantee fee of $81,000 are included in the principal was charged and discounted against the note over the term. As of December 31, 2022, the note had an outstanding principal balance of $211,246 and a debt discount of $68,646. The note was satisfied in full during the year ended December 31, 2023.

(d)   On October 6, 2023, USS entered into a promissory note agreement with Ashley Padilla for $100,000, which matures on April 5, 2024. An origination and guarantee fee of $30,000 are included in the principal which was charged and discounted against the note over the term. As of December 31, 2023, the note had an outstanding balance of $58,256.

(e)   On August 4, 2023, USS entered into a promissory note agreement with Clearview Funding Solutions for $400,000, which matured in February 2024. An origination and finance fee of $180,000 are included in the principal and discounted against the note over the term. As of December 31, 2023, the note had an outstanding balance of $318,363.

9. Loans, current and non-current

The following table summarizes the outstanding loans amount owed by the Company as of December 31, 2023 and 2022:

		2023	2022
Quattro Capital	(a)	$ 250,000	$ 237,500
Merchant cash advances	(b)	36,000	206,680
Vehicle loans	(c)	76,309	117,971
Newtek	(d)	398,533	395,973
SBA Loan	(e)	67,800	67,800
Westwood settlement	(f)	-	50,000
Total loans outstanding		**$ 828,642**	**$ 1,075,924**
Loans, current portion		760,842	585,831
Loans, excluding current		67,800	490,093

(a)   On December 9, 2022, Gladiator entered into a collateralized loan of the Company's inventory with Quattro Capital LLC, a third-party lender. The Company received $250,000, maturing 60 days after the effective date, or February 9, 2023. The Company is responsible for paying additional fees related to the escrow agent and brokers in the amounts of $6,000 and $6,500, which is included in the loan balance as a debt discount. The interest will accrue at a non-compounding rate of 25% of the total loan value upon maturity (or $62,500). Penalty interest of $1,200 will accrue daily after the maturity date until the full value of the loan is paid. As of the date these consolidated financial statements are filed, the loan is in default, and the Company has included interest (including penalty interest) of $452,500.

(b)   On September 16, 2022, Gladiator entered into a collateralized loan of the Company's future receipts of receivables with Pinnacle Business Funding LLC ("PBF"). The Company received net amount of $145,500 (net of $$4,500 paid for ACH fees) in exchange for $202,500 receivables purchased by PBF. The Company agreed to pay $6,328 per week as funds are made available to be sent to PBF until paid off in its entirety. As of December 31, 2023 and 2022, $36,000 and $77,368 remains outstanding, respectively (2022 - $107,578 principal netted against $30,210 of a debt discount).

JAMES MARITIME HOLDINGS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(b) On November 18, 2021, USS entered into a collateralized loan of the Company's future receipts of receivables with GHI Funding, LLC ("GHI"). The Company received a net amount of $180,000 (net of $20,000 paid for ACH fees) in exchange for $300,000 receivables purchased by GHI. The Company agreed to pay $2,600 every day for which funds are available to be sent to GHI until paid off in its entirety. As of December 31, 2022, $103,312 remains outstanding. This loan was satisfied in full during the year ended December 31, 2023.

On December 28, 2021, USS entered into a collateralized loan of the Company's future receipts of receivables with Adar Funding, LLC ("AF"). The Company received a net amount $180,000 (net of $20,000 paid for ACH fees) in exchange for $300,000 receivables purchased by AF. The Company agreed to pay $5,000 every day for which funds are available to be sent to AF until paid off in its entirety. As of December 31, 2022, $26,000 remains outstanding. This loan was satisfied in full during the year ended December 31, 2023.

(c) Upon acquisition of USS at September 23, 2022, the Company assumed the liabilities for eleven vehicle loans from USS which together had an outstanding total amount of $140,300. During the period beginning September 23, 2022 and ended December 31, 2022, the Company made principal repayments of $47,268 for its vehicle loans. At December 31, 2023 and 2022, the total amount outstanding is $76,309 and $117,971, respectively, with 9 vehicle loans currently outstanding. The Company currently has loans for vehicles with interest rates between 0% and 12.6%, per annum. Monthly payments range from $98 to $695, with an aggregate monthly payment of $4,923. All loans have a term between 1 and 6 years.

(d) On December 30, 2020, USS entered into a $466,000 loan agreement ("NewTek loan") with an outside lender, NewTek Small Business Finance, LLC. The U.S. Small Business Administration ("SBA") agreed to guarantee up to 75% of the NewTek loan principal in exchange for a guaranty fee of $10,485. Under the terms of the NewTek loan, the interest rate is the prime rate, plus 2.75% and may be adjusted every change period (every quarter). The interest rate is originally stated at 6%. Monthly installment payments, which include interest, began on February 2, 2021. As of December 31, 2023 and 2022, the principal balance was $398,533 and $395,973, respectively, and accrued interest payable as of December 31, 2023 and 2022 of $68,058 and $47,517, respectively.

(e) On March 3, 2021, the Company received a loan from the U.S. Small Business Administration ("SBA") in the amount of $67,900 with an interest rate of 3.75% per annum. The loan is due and payable thirty (30) years from the date of the note. Interest accrued as of years ended December 31, 2023 and 2022 is $7,204 and $4,661, respectively.

(f) On July 9, 2021, USS sold $685,000 of their receivables in a purchase agreement with an outside lender, Westwood Funding Solutions, LLC ("Westwood"). The purchase price of the receivables totaled $685,000, with the Company receiving net proceeds of $500,000 after applicable fees were deducted. The Westwood Funding agreement was guaranteed by the USS CEO. On December 27, 2022, Westwood entered into a settlement agreement with USS for an amount of $125,000. On December 28, 2022 $75,000 was paid towards this balance. The remaining $50,000 as of December 31, 2022 is owed in monthly installments of $10,000 until paid off. This loan was satisfied in full during the year ended December 31, 2023.

10. Convertible Notes

On February 8, 2021, Gladiator entered into a note agreement with Pink Holdings LLC. The Company received $10,000 at a 6% interest rate per annum, maturing on February 7, 2022. All principal and interest are due upon maturity. The issuer of the note has the option to convert any part, or all of the outstanding interest or principal amount owed into fully paid and non-assessable shares of common stock of the Company at a stock price at the lower of 10% of the lowest trading price during the 5-trading day period ending on the conversion date per share. As of the year ended December 31, 2023 and 2022, the Company accrued $1,105 and $505, respectively, in interest related to this note. Due to the variable nature of the conversion feature, this note was determined to contain a derivative liability. It was valued using the Black-Scholes pricing model with the following inputs: 18,508 shares, stock price of $6.00, exercise price of $0.60, 0.1 year term, and volatility of 40.88%.

JAMES MARITIME HOLDINGS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

On February 26, 2021, Gladiator entered into a note agreement with Pink Holdings LLC. The Company received $25,000 at a 6% interest rate per annum, maturing on February 25, 2022. All principal and interest are due upon maturity. The issuer of the note has the option to convert any portion, or all of the outstanding interest or principal amount owed into fully paid and non-assessable shares of common stock of the Company at a stock price at the lower of 10% of the lowest trading day period ending on the conversion date per share. As of the year ended December 31, 2023 and 2022, the Company accrued $2,765 and $1,265, respectively, in interest related to this note. Due to the variable nature of the conversion feature, this note was determined to contain a derivative liability. It was valued using the Black-Scholes pricing model with the following inputs: 46,275 shares, stock price of $6.00, exercise price of $0.60, 0.1 year term, and volatility of 40.88%.

As of December 31, 2023, these notes have not been converted and are overdue.

11. Stockholders' Equity

Common Stock

a. Authorized

The Company is authorized to issue 90,000,000 shares of common stock, each with a par value of $0.001.

b. Transactions during 2023

On December 23, 2022, the Company received $50,000 as consideration for 50,000 common shares to an officer. These shares were not issued until after year-end, resulting in a liability rather than equity transaction as of the year ended December 31, 2022. During the year ended December 31, 2023, these shares were issued and included in shareholders' equity.

On April 20, 2023, the Company issued 10,000 shares of common stock for professional services received, resulting in recognition of $63,150 in the share-based compensation expense account.

c. Transactions during 2022

On February 28, 2022, the Company issued 50,000 shares of common stock at a price of $1 per share to an officer. The Company received $50,000 on consideration for the shares issued.

On May 12, 2022, the Company issued 100,000 shares of common stock at a price of $1 per share. The Company received a total of $100,000 from two separate investors as consideration for the shares issued.

On September 23, 2022, The Company issued 1,000,000 shares of common stock at a price of $1 per share as part of a stock-exchange agreement, resulting in the acquisition of United Security Specialists, Inc. (see Note 4 – USS Stock Exchange Agreement). 940,000 of those shares were issued to an officer of USS.

On October 11, 2022, the Company issued 100,000 units as part of a share purchase agreement. Each unit includes 1 common restricted share and a warrant to purchase 10 additional restricted shares for a purchase price equal to $3.50 per share.

On October 14, 2022, the Company issued 100,000 shares of common stock at a price of $1 per share to an officer. The Company received $100,000 in consideration of the shares issued.

On October 14, 2022, the Company issued 300,000 shares of common stock for consulting services received, resulting in recognition of $300,000 in the consulting expenses account.

JAMES MARITIME HOLDINGS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

Preferred Stock

a. Authorized and voting rights

The Company is authorized to issue 2,000,000 shares of its series A preferred stock, each with a par value of $0.001. Each share of the series A preferred stock has the equivalent voting power of (30) thirty shares of the Company's common stock. The series A preferred stock does not have any liquidation or dividend rights or preferences. On July 20, 2021 the Company converted 1,600,000 preferred shares held by a related party, in exchange for 750,000 shares of the Company's common stock (the "July conversion"). The series A preferred stock does not have any native convertible rights, preferences, or other conversion terms, and the Company had not previously signed an agreement setting conversion terms for the July conversion. Therefore, the July conversion met the requirements under ASC 260 to be considered a preferred stock extinguishment for the purposes of calculating the company's earnings per share available to common shareholders. There were no transactions during the years ended December 31, 2023 and 2022.

Warrants

The following table summarizes the Company's warrant activity:

	Number of Warrants		Weighted Average Exercise Price
Outstanding, January 1, 2022	1,000,000	$	3.50
Granted	-		-
Exercised	-		-
Expired/Cancelled	-		-
Outstanding, December 31, 2022	1,000,000	$	3.50
Granted	-		-
Exercised	-		-
Expired/Cancelled	-		-
Outstanding, December 31, 2023	1,000,000	$	3.50
Exercisable, December 31, 2023	1,000,000	$	3.50
Exercisable, December 31, 2022	1,000,000	$	3.50

JAMES MARITIME HOLDINGS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

12. Earnings (Loss) Per Share

The earnings (loss) per share (EPS) is calculated by dividing the net loss attributable to common shareholders less any preferred dividends by the weighted average common shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing net income (loss) minus preferred dividends by the weighted average number of common shares outstanding plus common stock equivalents (if dilutive).

The following table sets forth the computation of basic and diluted EPS:

| | Years ended December 31, | |
	2023	2022
Net (loss) income	$ (2,618,965)	$ 113,445
Less: Net (loss) income attributable to noncontrolling interests	(157,114)	(91,449)
Net (loss) income attributable to James Maritime shareholders	(2,461,851)	204,894
Weighted average common shares outstanding- basic	9,046,047	7,842,865
Dilutive effect of convertible debentures and warrants	-	428,886
Weighted average common shares outstanding – diluted	9,046,047	8,271,751
Basic earnings (loss) per share	$ (0.27)	$ 0.03
Diluted earnings (loss) per share	$ (0.27)	$ 0.02

There are approximately 64,783 number of shares that are not considered in the above calculation of 2023 diluted EPS as they would be anti-dilutive in nature. These shares are attributable to convertible notes issued in 2021. No other equity instruments exist that would be applied in the calculation of diluted earnings per share in the case they were dilutive in nature.

JAMES MARITIME HOLDINGS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

13. Concentration of Risk

The Company is potentially subject to concentration risk in its sales revenue and sources of inventory.

The Company has two major customers that accounted for approximately 27% ($2,359,000) and 20% ($1,775,000) and 29% ($1,195,000) and 19% ($773,239) in sales revenue in 2023 and 2022, respectively. The Company plans to maintain these relationships with customers and leverage these relationships in obtaining more clients in order to hedge their concentration risk.

The Company has two major suppliers that accounted for approximately 82% ($1,029,427) and 12% ($151,497) of cost of inventory sold in 2022. For 2023, the Company's major costs of revenue were salaries and payroll related to services rendered to customers.

14. Income Taxes

There were no income tax expenses reflected in the results of operations for the years ended December 31, 2023 and 2022.

	For the years ended December 31,	
	2023	2022
Net income (loss) per book	$ (2,618,965)	$ 113,445
Federal statutory income tax rate	-	23,823
State income tax, net of federal benefit	-	(114,230)
Employee Retention Credit	-	(621,560)
Non-deductible amortization	433,021	164,848
Other	-	11,364
Valuation allowance	2,185,944	535,756
Income tax	$ -	$ -

JAMES MARITIME HOLDINGS INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

The tax effects of temporary differences which give rise to deferred tax assets (liabilities) are summarized as follows:

	For the years ended December 31,	
	2023	2022
Net operating loss carry forwards	$ 1,381,803	$ 846,059
Right of use assets	-	4,202
Fixed assets	(41,359)	(17,785)
Total deferred tax assets	1,340,444	832,476
Valuation allowance	(1,340,444)	(832,476)
Net deferred tax assets	$ -	$ -

The Company had net operating losses of approximately $6,647,817 for both federal and state that were generated in the current year which do not expire but are subject to an 80% utilization against future taxable income.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Deferred tax assets consist primarily of the tax effect of NOL carry-forwards. The Company has provided a full valuation allowance on the deferred tax assets because of the uncertainty regarding its realizability.

The Company's policy is to record interest and penalties associated with unrecognized tax benefits as additional income taxes in the statement of operations. As of December 31, 2023 and 2022, the Company had no unrecognized tax benefits. There were no changes in the Company's unrecognized tax benefits during the years ended December 31, 2023 and 2022. The Company did not recognize any interest or penalties during the 2023 and 2022 fiscal year related to unrecognized tax benefits.

15. Subsequent Events

The Company evaluated subsequent events occurring from January 1, 2024 through April 26, 2024, the date in which the consolidated financial statements were available to be issued.